Mail Stop 3561

January 28, 2009

James H. Morgan, Chairman of the Board,
    President and Chief Executive Officer
Krispy Kreme Doughnuts, Inc.
370 Knollwood Street
Winston-Salem, North Carolina 27103

> **Re: Krispy Kreme Doughnuts, Inc.**
> **Form 10-K for the Fiscal Year Ended February 3, 2008**
> **Filed April 17, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 2, 2008**
> **Form 10-Q for the Fiscal Quarter Ended May 4, 2008**
> **Filed June 9, 2008**
> **Form 10-Q for the Fiscal Quarter Ended August 3, 2008**
> **Filed September 11, 2008**
> **Form 10-Q for the Fiscal Quarter Ended November 2, 2008**
> **Filed December 11, 2008**
> **File No. 001-16485**

Dear Mr. Morgan:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for Fiscal Year Ended February 3, 2008

General

1. You refer on pages 6 and 29 to additional international development efforts in the Middle East. Iran, Sudan and Syria, countries generally understood to be part of the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current or anticipated contacts with Iran, Sudan and Syria, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, equipment, components, technology, or services you have provided or anticipate providing into the referenced countries, directly or indirectly. Your response also should describe any agreements, commercial arrangements, or other contacts you have had or anticipate having with the governments of those countries or entities controlled by those governments.

Item 3. Legal Proceedings, page 22

2. With respect to the investigations by the Securities and Exchange Commission and the U.S. Attorney, please describe the factual basis alleged to underlie the proceedings and the relief sought, if known. Refer to Item 103 of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

General

3. Please provide the table required by Item 201(d) of Regulation S-K.

Executive Compensation, page 16

Compensation Discussion and Analysis, page 16

Annual Incentives, page 18

Fiscal 2008 Performance Metrics, page 19

4. We note that the increase in international revenue is one of your performance metrics. Please disclose how you calculate international revenue.

Long-Term Stock Incentives, page 20

Restricted Stock, page 21

5. We note under this heading as well as in your "Grants of Plan-Based Awards" table on page 27 that the Compensation Committee appears to have a policy of establishing most of the terms of the grants of stock option and restricted stock awards on the day of its meetings but that the pricing and date of grant is deferred to a future date. Please disclose the Compensation Committee's policies in this regard.

Quarterly Reports on Form 10-Q for Quarters Ended May 4, 2008, August 3, 2008 and November 2, 2008

Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibits 31.1 and 31.2

6. We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, your certifications do not track the text of Item 601(b)(31) of Regulation S-K in number 4(d). In future filings, please use the form of certification set forth in Item 601(b)(31) of Regulation S-K.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director